Citigroup Inc.
Pricing Sheet No. 2013–CMTNH0198 dated October 31, 2013 relating to
Preliminary Pricing Supplement No. 2013–CMTNH0198 dated October 24, 2013
Registration Statement No. 333-172562
Filed Pursuant to Rule 433

220,100 Market-Linked Notes Based on the S&P 500® Index Due November 3, 2022

PRICING TERMS—OCTOBER 31, 2013
Index:	The S&P 500® Index (ticker symbol: “SPX”)
Aggregate principal amount:	$2,201,000
Stated principal amount:	$10 per note
Pricing date:	October 31, 2013
Issue date:	November 5, 2013
Valuation date:	October 31, 2022, subject to postponement if such date is not a scheduled trading day or if certain market disruption events occur
Maturity date:	November 3, 2022
Payment at maturity:
For each $10 stated principal amount note you hold at maturity:
▪ If the final index level is greater than the initial index level:
$10 + the note return amount
▪ If the final index level is equal to or less than the initial index level:
$10

Initial index level:	1,756.54 (the closing level of the index on the pricing date)
Final index level:	The closing level of the index on the valuation date
Index percent increase:	The final index level minus the initial index level, divided by the initial index level
Note return amount:	$10 × index percent increase
Listing:	The notes will not be listed on any securities exchange.
CUSIP / ISIN:	17321F755 / US17321F7556
Underwriter:	Citigroup Global Markets Inc. (“CGMI”), an affiliate of the issuer, acting as principal
Underwriting fee and issue price:	Issue price(1)	Underwriting fee(2)	Proceeds to issuer
Per note:	$10.00	$0.35	$9.65
Total:	$2,201,000.00	$77,035.00	$2,123,965.00
(1) On the pricing date, the estimated value of the notes is $9.447 per note, which is less than the issue price.  The estimated value of the notes is based on CGMI’s proprietary pricing models and our internal funding rate. It is not an indication of actual profit to CGMI or other of our affiliates, nor is it an indication of the price, if any, at which CGMI or any other person may be willing to buy the notes from you at any time after issuance. See “Valuation of the Notes” in the related preliminary pricing supplement.
(2) For more information on the distribution of the notes, see “Supplemental Plan of Distribution” in the related preliminary pricing supplement.  In addition to the underwriting fee, CGMI and its affiliates may profit from expected hedging activity related to this offering, even if the value of the notes declines.  See “Use of Proceeds and Hedging” in the accompanying prospectus.

You should read this document together with the related preliminary pricing supplement describing this offering and the other following documents, each of which can be accessed via the following hyperlinks:

Preliminary Pricing Supplement dated October 24, 2013
Product Supplement No. EA-03-02 dated December 27, 2012   Underlying Supplement No. 2 dated December 27, 2012
Prospectus Supplement dated December 20, 2012 and Prospectus dated May 12, 2011

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

The securities represent obligations of Citigroup Inc. only. “Standard & Poor’s®,” “S&P®,” “S&P 500®,” “Standard & Poor’s 500” and “500” are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by Citigroup Inc. and its affiliates. The securities are not sponsored, endorsed, sold or promoted by Standard & Poor’s or The McGraw-Hill Companies and neither makes any representation or warranty regarding the advisability of investing in the securities.

Citigroup Inc. has filed a registration statement (including a preliminary pricing supplement, product supplement, underlying supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission (“Commission”) for the offering to which this communication relates. You should read the related preliminary pricing supplement, product supplement, underlying supplement, prospectus supplement and prospectus in that registration statement (File No. 333-172562) and the other documents Citigroup Inc. has filed with the Commission for more complete information about Citigroup Inc. and this offering. You may get these documents for free by visiting EDGAR on the Commission’s website at www.sec.gov. Alternatively, you can request the related preliminary pricing supplement, product supplement, underlying supplement, prospectus supplement and prospectus by calling toll-free 1-877-858-5407.